Exhibit 99.1

Press release

Biophytis Partners in AI with Lynx Analytics

to Accelerate Drug Discovery for Sarcopenia

Paris (France) and Cambridge (Massachusetts, États-Unis), July 15, 2025 – 07:00am – Biophytis SA, a pioneering force in the development of transformative therapies for obesity, sarcopenia, and longevity, today announced a strategic partnership with Lynx Analytics, a pioneer in artificial intelligence solutions for life sciences. The collaboration aims to accelerate the discovery and development of novel small molecule drugs for the treatment of sarcopenia, a debilitating condition characterized by progressive loss of muscle mass and strength in old adults.

Sarcopenia represents a significant and growing unmet medical need, with no FDA-approved therapies currently available. By leveraging Lynx’s advanced AI expertise, Biophytis will be able to rapidly identify and optimize small molecules that can be efficient in muscle preservation and regeneration. This partnership will unite Biophytis’ expertise in age-related disease biology with Lynx’s cutting-edge computational technologies, enabling a more efficient and targeted approach to drug development.

The partnership will focus on:

•	Utilizing AI algorithms to mine biomedical data.

•	Accelerating preclinical validation and candidate selection through in silico modeling and advanced analytics.

•	Building a robust pipeline of drug candidates with the potential to restore muscle function and improve quality of life for individuals affected by sarcopenia.

“Our collaboration with Lynx Analytics marks a transformative step in our mission to address sarcopenia at its root cause,” said Stanislas Veillet, CEO of Biophytis. “By integrating artificial intelligence into our drug discovery process, we aim to significantly reduce the time and cost required to bring effective therapies to patients in need.”

“Our AI platforms combine scaffold hopping tools, Biological Language Models, and Accelerated Compute for biology to streamline the discovery process,” adds Gyorgy Lajtai, CEO of Lynx Analytics. “We’re proud to support Biophytis in reducing the time and cost needed to bring effective therapies to patients »

This partnership underscores the growing importance of interdisciplinary collaboration in tackling age-related diseases and highlights the potential of AI to transform the drug discovery landscape.

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company focused on developing drug candidates for age-related diseases. BIO101 (20-hydroxyecdysone), our lead drug candidate, is a small molecule in development for muscular diseases (sarcopenia, Phase 3 ready to start) and metabolic disorders (obesity, Phase 2 ready to start). The company is headquartered in Paris, France, with subsidiaries in Cambridge, Massachusetts, USA, and Brazil. The Company’s ordinary shares are listed on Euronext Growth Paris (ALBPS - FR001400OLP5) and its ADS (American Depositary Shares) are listed on the OTC market (BPTSY - US 09076G401). For more information, visit www.biophytis.com.

About Lynx Analytics

Lynx Analytics is a trusted AI partner to the life sciences industry, helping pharma and biotech companies accelerate drug discovery, improve clinical development, and boost commercial outcomes. Central to this is LynxKite 2000:MM—an AI-driven workflow builder designed for pharmaceutical R&D. It allows scientists—including Lynx Analytics’ own computational biology experts—to rapidly integrate biomedical data, biology-focused foundation models, and cloud-scale computing, either visually or through code, making it an essential tool for preclinical research. For more information, visit https://www.lynxanalytics.com

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward- looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the “Risk and uncertainties the Company is to face” section from the Company’s 2023 Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the “Risk Factors” section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether because of new information or otherwise, except as required by law.

Contacts

Biophytis

Investor Relations

Investors@biophytis.com

US Investors

Pascal Nigen – Alpha Bronze

pnigen@alphabronzellc.com

Media contacts

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Inès de Mandiargues: ines.demandiargues@taddeo.fr - +33 6 16 16 51 78

Lynx Analytics

Francois de Repentigny : fdr@lynxanalytics.com - +44 7516 776 950